UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2004

VICEROY EXPLORATIONS LTD.
(Name of Registrant)

Suite 520 - 700 West Pender Street
Vancouver, B.C.
Canada V6C 1G8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F  ☒   Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	Information Circular as of March 30, 2004
99.2	Confirmation of Mailing
99.3	Schedules B & C of BC FORM 51-901F
99.4	Management Discussion and Analysis
99.5	Notice of Meeting
99.6	Notice of Proxy
99.7	QS114003 - Rapport en vertu de l'article 114
99.8	Return Card for Financial Statements
99.9	2003 Annual Report
99.10	Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Viceroy Explorations Ltd.
(Registrant)

Date: April 5, 2004	By:	/s/ Michele Jones
Michele Jones
Corporate Secretary